Exhibit 99.1

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.331.8773	Toll Free 1.877.529.8475

October 7, 2010	Trading Symbols: TSX Venture – MMR
OTC-BB – MMRSF
Web Site: www.madisonminerals.com

EXTENSION OF SHARE PURCHASE WARRANTS

Madison Minerals Inc. (TSX-V: MMR) advises that it is making application to regulatory authorities to extend the expiry date of 984,833 share purchase warrants from October 29, 2010 to October 31, 2011. The warrants remain exercisable at the price of $0.25 per share and were originally issued with a term of one year in respect of a private placement of 1,969,667 units which closed on October 29, 2009. Insiders of the Company or parties associated with insiders hold 225,000 of these warrants.

This application is subject to regulatory acceptance. A further announcement will be made when and if such acceptance is obtained.

On behalf of the Board of Directors of
MADISON MINERALS INC.

“Ian D. Brown”

Ian D. Brown, CA
Chief Financial Officer

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.